================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                             BELL MICROPRODUCTS INC.
                       (Name of Subject Company (issuer))

                             BELL MICROPRODUCTS INC.
                (Names of Filing Persons (identifying status as
                       offeror, issuer or other person))

                                   ----------



3 3/4 % CONVERTIBLE SUBORDINATED NOTES,
           SERIES B DUE 2024                            078137AC0
     (Title of Class of Securities)        (CUSIP Number of Class of Securities)


                                   ----------


                                   Copies to:


     HOLLY ANDERSON
  CORPORATE SECRETARY                                 MELODIE R. ROSE
 BELL MICROPRODUCTS INC.                          FREDRIKSON & BYRON, P.A.
  1941 RINGWOOD AVENUE                       200 SOUTH SIXTH STREET, SUITE 4000
SAN JOSE, CALIFORNIA 95131                          MINNEAPOLIS, MN 55402
    (408) 451-9400                                     (612) 492-7000
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)



                           CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
       TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------

           $109,850,000                                        $11,753.95
--------------------------------------------------------------------------------


* Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/4 % Convertible Subordinated Notes, Series B due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction. Previously paid.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   $11,753.95   Filing party: Bell Microproducts Inc.
    Form or Registration No.: Schedule TO  Date Filed:   December 13, 2006


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a [ ] tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14d-1    [X] Issuer tender offer
[ ] Going-private transaction subject to Rule 13e-3.      subject to Rule 13e-4.
[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    [ ]


================================================================================

This Amendment (the "Amendment") to Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed by Bell Microproducts Inc. (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the "Tender Offer") to purchase for cash any and all outstanding 3 3/4 % Convertible Subordinated Notes, Series B due 2024 (the "Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006, as amended by this Amendment (the "Offer to Purchase"), and in the related Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to the Schedule TO, respectively. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase. Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

ITEM 11(b).

         Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:

         On January 9, 2007, the Company issued a press release announcing certain preliminary results of operations for its quarter and year ended December 31, 2006. The Company also provided an update of its review of historical stock option grants. The press release issued by the Company on January 9, 2007 is attached hereto as Exhibit (a)(8) and incorporated herein by reference.

 ITEM 12. EXHIBITS.

         Item 12(a) of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

         (a)(8)   Press Release issued by the Company on January 9, 2007.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 15, 2007


                                   BELL MICROPRODUCTS INC.

                                   By:    /s/ James E. Illson
                                          -------------------------------------
                                   Name:  James E. Illson
                                   Its:   Chief Financial Officer





                                       3